RATES & REGULATION

On February 24, 2000 the Company filed a request for increased rates with the New York State Public Service Commission (PSC) in the amount of $384,024. Accounting adjustments and updates to incorporate the most current information subsequently reduced that request to nearly zero. Because the Company had accumulated significant accounting credits since the last rate case, a filing was still required to resolve the final disposition of those credits as well as provide needed rate relief.

The PSC ratemaking requirements provide for the specific recovery of certain expense items as identified in the Company's most recent rate case. Any deviation in the actual expense from the amount which is included in Rates is accumulated in a deferred Balance Sheet account and can only be disposed of in the context of a rate case. Since the Company's last rate case which became effective in September, 1996 significant credits had accumulated as the actual expenses incurred were less than the amount in rates. Accumulated credits as well as the actual current reduction in the expenses amount to approximately $1,442,000 including interest. The Company proposed to include the credit in rates over a two year period, or approximately $721,000 per year.

Settlement discussions held in August with the Company, PSC Staff and intervenors resulted in an agreement to decrease rates to customers by $300,000. When the total credit of $721,000 is reduced by the rate reduction of $300,000 earnings are enhanced by the difference, or about $421,000. The Settlement is designed to produce a Return On Equity of 10.7% for the Rate Year ending February 21, 2002. Pending formal approval by the Commission new rates will become effective on February 22, 2001.

As has been previously reported, the PSC has been actively working with utilities and marketers to move into the new, deregulated environment whereby all customers have a choice of energy providers. This company has been actively involved in the regulatory process and has spent a considerable amount of time and effort attempting to educate customers, work with marketers and generally support the effort. However, progress both in our service territory and in the rest of the state has been slow for a variety of reasons.

In our own service territory customers have indicated that they have generally been happy with the service provided by Corning Natural Gas and are reluctant to choose another provider. To date approximately 650 of our 14,000 small volume customers have chosen an alternate provider. Currently, the increased cost of gas at the wellhead which is nearly double the price from the previous year has prompted the marketers to take a wait and see attitude before actively soliciting new customers as they are concerned about not being able to show real savings and possibly further slowing down the process.

Since 1986 marketers have successfully been supplying gas to large volume customers. Serving residential and small commercial customers has not been as successful for marketers as the administrative and regulatory requirements are substantially greater and profit margins are very thin. As a result , many marketers have ceased serving this market segment altogether. Activity at the regulatory level continues as all parties work collaboratively to resolve issues which seem to be hampering the success of the endeavor. This effort will likely continue for some time as the issues involved in transforming a long time regulated industry into a competitive environment are complex, the solutions are not always clear and the parties do not always share the same motivations. The Company will continue to support the efforts to deregulate the industry in an orderly fashion and will work with customers as the industry transitions into the new environment.